Exhibit 1

Media Release

16 November 2007

Westpac begins funding new RAMS loans

Westpac Banking Corporation today announced that it had completed funding arrangements for RAMS home loans, up to $500 million.

The funding agreement, which came into effect today, will be provided by a warehouse facility and will fund all new loans settled by RAMS until the completion of Westpac’s acquisition of RAMS distribution business. However, funding will cease if shareholder approval is not obtained.

Westpac Group Executive, Mike Pratt, said the funding is another important step in providing certainty for RAMS franchisees. “Westpac is working closely with franchisees to minimise disruption to their businesses and to provide support during this transitional period.”

RAMS’ shareholders will vote on Westpac’s proposal at their AGM on Monday 26 November, 2007.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510